SUB-ITEM 77Q1 - Subsection A

Article VI (a) of the corporation's Articles of Incorporation has been amended to read as follows:

          (a)  The total number of shares of capital stock which the
          Corporation shall have the authority to issue is    two
          billion (2,000,000,000)     shares of the par value of $1.00
          per share and of the aggregate par value of    two billion
          dollars ($2,000,000,000)    .  The Board of Directors of the
          Corporation is hereby empowered to increase or decrease, from time to time, the total number of shares of capital stock or the number of shares of capital stock of any class or series that the Corporation shall have authority to issue without any action by the shareholders.